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                                                                   Exhibit 8(qq)
   July 1, 2004

   Janus Investment Fund
   151 Detroit Street
   Denver, Colorado 80206

   Gentlemen:

   As you know, Section 5 of our Investment Advisory Agreement dated July 1, 2004, provides for compensation payable to Janus Capital Management LLC ("JCM") with respect to Janus Short-Term Bond Fund (the "Fund"). This letter is to inform you that JCM will waive a portion of its fee from July 1, 2004 until March 1, 2006, under the following conditions:

         In the event the operating expenses of the Fund, including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed 0.64% of the Fund's average daily net assets, JCM shall reduce its fee payable with respect to the Fund by the extent of such excess; provided, however, there shall be excluded from such expenses the amount of any items not normally considered operating expenses such as interest, taxes, brokerage commissions, distribution fees and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification related thereto) paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding directed brokerage arrangements). Whenever the expenses of the Fund exceed a pro rata portion of this annual expense limitation, the estimated amount of reimbursement under such limitation shall be offset against the monthly payment of the fee due to JCM.

   This waiver will continue in effect until March 1, 2006, unless extended.

   This waiver is applicable only to the Fund and shall not be applicable to any other series of Janus Investment Fund, whether now existing or hereafter created.

   JANUS CAPITAL MANAGEMENT LLC                  JANUS INVESTMENT FUND


   By: /s/ Loren M. Starr                        By: /s/ Girard C. Miller
       ---------------------------------------       ---------------------------
       Loren M. Starr, Chief Financial Officer       Girard C. Miller, President
       and Senior Vice President                     and Chief Executive Officer